Filed pursuant to Rule 424(b)(3)
Registration No. 333-148390

AgFeed Industries, Inc.

3,638,540 Shares of
Common Stock

This prospectus covers the resale, from time to time, of up to 3,638,540 shares of our common stock, by the selling stockholders named in this prospectus in the section “Selling Stockholders,” including their pledgees, assignees and successors-in-interest, whom we collectively refer to in this document as the “Selling Stockholders.” We completed a private placement offering in April 2007 pursuant to which we issued to certain Selling Stockholders named herein (i) an aggregate of 2,276,753 shares of common stock and (ii) warrants to purchase up to an aggregate of 364,287 shares of common stock. We also completed a private placement offering in June 2007 pursuant to which we issued to certain Selling Stockholders named herein (i) an aggregate of 750,000 shares of common stock and (ii) warrants to purchase up to an aggregate of 247,500 shares of common stock (collectively, with the warrants issued in the April 2007 private placement offering, the “Warrants”). The common stock being offered in this prospectus may include shares issued pursuant to the exercise of the Warrants. The common stock offered by this prospectus shall be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions. We will not receive any of the proceeds from the sale of any of the shares covered by this prospectus. References in this prospectus to “the Company,” “we,” “our,” and “us” refer to AgFeed Industries, Inc.

Our common stock is listed on the Nasdaq Global Market under the symbol “FEED.” On December 26, 2007, the last reported sale price for our common stock was $8.63 per share.

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the “Risk Factors” beginning on page 3 before you decide whether to invest in shares of our common stock.

No other underwriter or other person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 11, 2008

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
FORWARD-LOOKING STATEMENTS	5
RISK FACTORS	5
USE OF PROCEEDS	13
SELLING STOCKHOLDERS	13
PLAN OF DISTRIBUTION	16
DESCRIPTION OF CAPITAL STOCK	18
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS	18
INDEMNIFICATION OF DIRECTORS AND OFFICERS	19
LEGAL MATTERS	20
EXPERTS	20
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	20
WHERE YOU CAN FIND MORE INFORMATION	20

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

We have not authorized the Selling Stockholders to make an offer of these shares of common stock in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of this offering. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents incorporated by reference into this prospectus or included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus (including all documents incorporated by reference into this prospectus) in its entirety.

History

We were incorporated in Nevada on March 30, 2005 as Wallace Mountain Resources Corp. Our business consisted of 18 unit material claims known as the South Wallace Mountain Project. In October and December 2006, we completed a series of share exchange transactions pursuant to which we acquired three companies located in the People’s Republic of China that are engaged in that country’s domestic animal husbandry markets.

Our common stock became eligible for quotation on the Over-the-Counter Bulletin Board on October 31, 2006 under the symbol “AGFI.OB.” On August 29, 2007, our common stock commenced trading on the Nasdaq Capital Market under the symbol “FEED.” On October 12, 2007, our common stock commenced trading on the Nasdaq Global Market.

For the year ended December 31, 2006, we had net revenue of $8,594,876, gross profits of $3,148,544 and net income of $1,175,280. For the nine months ended September 30, 2007, we had net revenue of $23,757,731, gross profits of $6,796,197 and net income of $4,315,357.

Business

We operate our business through three subsidiaries located in the People’s Republic of China:

Nanchang Best Animal Husbandry Co., Ltd. (“Nanchang Best”)
1095 Qinglan Avenue, Nanchang City, Jiangxi Province, China 330013

Shanghai Best Animal Husbandry Co., Ltd. (“Shanghai Best”)
No. 158 Huiping Road, Jia Ding District, Shanghai, China 201802

Guangxi Huijie Science & Technology Feed Co., Ltd. (“Guangxi Huijie”)
No. 5 Lianling Street, Nanning Industrial Park, Nanning, Guangxi Province, China 530221

Nanchang Best and Shanghai Best are each engaged in the business of the research and development, manufacture, marketing and sale of fodder and blended feed for use in China’s domestic animal husbandry markets. Guangxi Huijie is engaged in the business of research and development, manufacture, marketing, distribution and sale of premix fodder blended feed and feed additives primarily for use in China’s domestic pork husbandry markets.

Each of these companies (the “Operating Companies”) are engaged in the manufacturing, distribution, marketing and sale of two main product lines: additive premix fodder for use in all stages of a pig’s life and blended feeds designed specifically for the infant stage of a pig’s life. Nanchang Best and Guangxi Huijie also engage in the research and development of new products and improvement of existing formulas. Nanchang Best shares the results of such work with Shanghai Best. Shanghai Best also manufactures and markets premixed chicken feed. Nanchang Best and Guangxi Huijie produce substantially all of the Operating Companies’ sales of blended feed.

In combination, the Operating Companies’ total feed output in 2006 was approximately 20,344 metric tons. Together they produced a combined 15,534 metric tons of premix fodder; Nanchang Best produced 7,948 metric tons of premix fodder, Shanghai Best 5,714 metric tons and Guangxi Huijie 1,872 metric tons. Nanchang Best produced 2,610 metric tons of blended feed and Guangxi Huijie 1,517 metric tons. Shanghai Best and Guangxi Huijie produced approximately 683 metric tons of other feed product.

As a result of the acquisition of 90% of the capital stock of Lushan Breeder Pig Farm Co., Ltd. on November 6, 2007, by our wholly-owned subsidiary Nanchang Best, Nanchang Best is also engaged in the business of raising, breeding and selling hogs. See “Summary of Recent Transactions and Events.”

Our principal executive offices are located at 1095 Qing Lan Avenue, Economic and Technical Development Zone, Nanchang City, Jiangxi Province, People’s Republic of China, 330013. Our telephone number is 86-0791-2189878. Our website is http://www.agfeedinc.com. The information on our website is not incorporated into this prospectus.

Risk Factors

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 5 of this prospectus.

The Offering

Common stock offered by selling stockholders
3,638,540 shares including up to 364,287 shares of common stock issuable upon the exercise of common stock purchase warrants at an exercise price of $5.00 per share and up to 247,500 shares of common stock issuable upon the exercise of common stock purchase warrants at an exercise price of $5.60 per share.

Common stock outstanding and to be outstanding after the offering	27,026,756

Use of proceeds
We will not receive any proceeds from the sale of the common stock hereunder. See “Use of Proceeds” for a complete description. However, 611,787 of these shares will only be issued upon exercise of warrants. If all of these warrants are exercised, we may receive gross proceeds of up to $3,207,435.

Trading Symbol	FEED

The shares offered hereby were previously offered pursuant to our prospectus dated December 14, 2007, as amended, which prospectus was included in our previously filed registration statement on Form SB-2 (File No. 333-144131). This prospectus supersedes our December 14, 2007 prospectus (including all amendments thereto) in its entirety.

The Selling Stockholders may sell these shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of shares by the Selling Stockholders.

Summary of Recent Transactions and Events

Effective November 21, 2007, two members of our board of directors, Messrs. John Egan, Jr., and Robert N. Masucci, resigned from our board of directors and from the audit, compensation, and nominating committees of our board of directors. The vacancies created by these resignations were filled on November 23, 2007 upon the appointments of Messrs. Fredric W. Rittereiser and Arnold Staloff to our board of directors and to the audit, compensation, and nominating committees of our board of directors. Messrs. Rittereiser and Staloff are considered independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15).

On November 9, 2007, we acquired 90% of the issued and outstanding capital stock (the “Shares”) of Lushan Breeder Pig Farm Co., Ltd. (“Lushan”), a People’s Republic of China company located in the town of HuaLin in XingZi County, Jiangxi Province, People’s Republic of China. The acquisition was consummated pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated November 6, 2007, among our company and Huaping Yang and Hongyun Luo (the “Sellers”). The aggregate purchase price was 20,112,020 Chinese yuan renminbi (RMB), equivalent to US $2,699,600 at a conversion rate of RMB 7.45 = US $1.00 (the “Purchase Price”). In addition, under the terms of the Stock Purchase Agreement, we assumed and satisfied at closing 4,919,980 RMB (equivalent to US $660,400 at the same conversion rate) of indebtedness owed by Lushan. As a result of the acquisition, Lushan operates as a wholly-owned subsidiary of Nanchang Best. Our acquisition of Lushan was previously reported in our Current Report on Form 8-K, dated November 6, 2007. For a description of Lushan’s business, see “Business - Description of Hog Farming Business” herein.

On April 29, 2007, we completed a final closing of a private placement offering of units pursuant to which we sold an aggregate of 2,276,753 units at an offering price of $3.00 per unit for aggregate gross proceeds of $6,830,259. Each unit consisted of one share of common stock and a warrant to purchase 8% of one share of common stock. Accordingly, we issued an aggregate of 2,276,753 shares of our common stock and warrants to purchase 182,146 shares of our common stock to the 37 accredited investors who participated in this offering. The warrants are exercisable for a period of three years at an exercise price of $5.00 per share. In addition, we compensated two participating selected dealers and one finder that assisted us in the sale of securities in this private placement offering by (i) paying them cash equal to 8% of the gross proceeds from the sale of units placed plus (ii) issuing them warrants to purchase that number of shares of our common stock equal to 8% of the units placed, as follows:

Selected dealer or finder	Cash	Warrants
Four Tong Investments, Ltd.	$360,000	120,000
Legend Securities, Inc.	$151,861	50,621
Maxim Group LLC	$34,560	11,520

The warrants granted to these finders have the same terms and conditions as the warrants granted in the offering. The net proceeds of this private placement offering will be used primarily for working capital purposes.

On June 22, 2007, we completed a private placement offering of units pursuant to which we sold an aggregate of 750,000 units at an offering price of $4.00 per unit for aggregate gross proceeds of $3,000,000. Each unit consisted of one share of common stock and a warrant to purchase 25% of one share of common stock. Accordingly, we issued 750,000 shares of our common stock and warrants to purchase 187,500 shares of our common stock to the one accredited investor who participated in this offering. The warrants are exercisable for a period of three years at an exercise price of $5.60 per share. In addition, we compensated Four Tong Investments, Ltd. for assisting us in the sale of securities in this private placement offering by (i) paying them $240,000, plus (ii) issuing them warrants to purchase 60,000 shares of our common stock on the same terms and conditions as the warrants granted in the offering. The net proceeds of this private placement offering will be used primarily for acquisitions we hope to make in the next six to twelve months.

In August 2007, our common stock was approved for listing on the Nasdaq Capital Market. On August 29, 2007, our trading symbol was changed from “AGFI” to “FEED,” and our common stock commenced trading on the Nasdaq Capital Market. In October 2007, our common stock was approved for listing on the Nasdaq Global Market under the trading symbol, “FEED.”

FORWARD-LOOKING STATEMENTS

The information in this prospectus contains forward-looking statements. All statements other than statements of historical fact made in this registration statement are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations. Some factors that might cause or contribute to such discrepancy include those factors listed in the section “Risk Factors” beginning on page 5.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

General Risks Related to Our Business

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our future success will depend in substantial part on the continued service of our senior management and founders. The loss of the services of one or more of our key personnel could impede implementation and execution of our business strategy and result in the failure to reach our goals. We do not carry key person life insurance in respect to any of our officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified personnel in the diverse areas required for continuing our operations. The rapid growth of the economy in the People’s Republic of China (“PRC”) has caused intense competition for qualified personnel. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, train or retain qualified personnel in the future.

Our acquisition strategy involves a number of risks and we have a limited history of successful acquisitions. Even when an acquisition is completed, we may have integration issues that may not produce results as positive as management may have projected.

We have completed two acquisitions since 2006, including the recent acquisition of Lushan Breeder Pig Farm Co., Ltd. (“Lushan”), on November 9, 2007. We intend to grow through the acquisition of additional companies in both our feed product and hog farming lines of business.

We are regularly engaged in acquisition discussions with a number of companies located in the PRC and anticipate that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, we intend to pursue them actively. Acquisitions involve a number of special risks, including:

•	failure of the acquired business to achieve expected results;

•	diversion of management’s attention;

•	failure to retain key personnel of the acquired business;

•	additional financing, if necessary and available, could increase leverage, dilute equity, or both;

•	the potential negative effect on our financial statements from the increase in goodwill and other intangibles; and

•	the high cost and expenses of completing acquisitions and risks associated with unanticipated events or liabilities.

These risks could have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to further expand our operations through acquisitions may be dependent on our ability to obtain sufficient working capital, either through cash flows generated through operations or financing activities or both. There can be no assurance that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

We have faced, and expect to continue to face, increased competition for acquisition candidates, which may limit the number of opportunities we have to acquire companies and may lead to higher acquisition prices. We cannot assure you that we will be able to identify, acquire, or manage profitably additional businesses or to integrate successfully any acquired businesses into our existing business without substantial costs, delays or other operational or financial difficulties. In future acquisitions, we also could incur additional indebtedness or pay consideration in excess of fair value, which could have a material adverse effect on our business, results of operations and financial condition. In addition, we may inadvertently assume unknown liabilities in acquisitions that we complete. Assumption of unknown liabilities in acquisitions may harm our financial condition and operating results. Acquisitions may be structured in such a manner that would result in the assumption of unknown liabilities not disclosed by the seller or uncovered during pre-acquisition due diligence. These obligations and liabilities could harm our financial condition and operating results.

Rising energy prices could adversely affect our operating results.

In the last few years, energy prices have risen dramatically, which has resulted in increased fuel costs for our businesses and raw materials costs for our branded feed products. Rising energy prices could adversely affect demand for our feed products and increase our operating costs, both of which would reduce our sales and operating income.

Risks Related to the Conduct of Our Feed Product Business

We cannot be certain that our feed product innovations and marketing successes will continue.

We believe that our past performance has been based on, and our future success will depend upon, in part, our ability to continue to improve our existing feed products through product innovation and to develop, market and produce new feed products. We cannot assure you that we will be successful in the introduction, marketing and production of any new feed products or feed product innovations, or that we will develop and introduce in a timely manner innovations to our existing feed products which satisfy customer needs or achieve market acceptance. Our failure to develop new feed products and introduce them successfully and in a timely manner could harm our ability to grow our business and could have a material adverse effect on our business, results of operations and financial condition.

We rely on independently owned wholesale distributors who do not exclusively offer our feed products to their customers.

The loss of, or significant adverse change in, our relationship with any of our key wholesale distributors of our feed products could cause our net sales, income from operations and cash flow to decline. The loss of, or reduction in, orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major customer could reduce our income from operations and cash flow.

We may not be able to reach our revenue and net income targets due to unpredictable market conditions.

Our primary end-user customers for our feed products are commercial hog farms, individual farmers and slaughterhouses. Although hog prices in the PRC have reached multi-year highs, we cannot predict how long such favorable environment may last or predict the buying behavior of our customers as they adjust to market conditions. Therefore, our market expectations and projections may exceed our actual financial performance.

We are a major purchaser of many commodities that we use for raw materials and packaging, and price changes for the commodities we depend on may adversely affect our profitability.

We enter into contracts for the purchase of raw materials at fixed prices, which are designed to protect us against raw material price increases during their term. However, when necessary, we attempt to recover our commodity cost increases by increasing prices, promoting a higher-margin product mix and creating additional operating efficiencies. Nevertheless, the raw materials used in our feed business are largely commodities that experience price fluctuations caused by external conditions and changes in governmental agricultural programs.

We also use paper products, such as corrugated cardboard, aluminum products, films and plastics to package our feed products. Substantial increases in the prices of packaging materials or higher prices of our raw materials could adversely affect our operating performance and financial results.

Commodity price changes may result in unexpected increases in raw material and packaging costs, and we may be unable to increase our prices to offset these increased costs without suffering reduced volume, revenue and income. Any substantial fluctuation in the prices of raw materials, if not offset by increases in our sales prices, could adversely affect our profitability.

Outbreaks of livestock disease can adversely affect sales of our products.

Outbreaks of livestock diseases can significantly affect demand for our feed products. An outbreak of disease could result in governmental restrictions on the sale of livestock products to or from customers, or require our customers to destroy their flocks. This could result in the cancellation of orders of feed products by our customers and create adverse publicity that may have a material adverse effect on the agricultural products industry and our ability to market our products successfully.

Our products and processes can expose us to product liability claims.

Product liability claims or product recalls can adversely affect our business reputation and expose us to increased scrutiny by local, provincial, and central governmental regulators. The packaging, marketing and distribution of agricultural feed products entail an inherent risk of product liability and product recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death of livestock, other animals or humans. We could be required to recall certain of our feed products in the event of contamination or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our production or processing operations, we may encounter the same risks if any third party tampers with our feed products. We cannot assure you that we will not be required to perform product recalls, or that product liability claims will not be asserted against us, in the future. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our feed products successfully or on our business, reputation, prospects, financial condition and results of operations. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on us and could prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms.

We may not be able to obtain regulatory approvals for our feed products.

The manufacture and sale of agricultural products in the PRC is regulated by the central government and the local provincial governments. Although our licenses and regulatory filings are current, the uncertain legal environment in the PRC and within our industry may make us vulnerable to local government agencies or other parties who wish to renegotiate the terms and conditions of, or terminate their agreements or other understandings with us.

We require various licenses and permits to operate our business, and the loss of or failure to renew any or all of those licenses and permits could require us to suspend some or all of our production or distribution operations.

In accordance with the laws and regulations of the PRC, we are required to maintain various licenses and permits in order to operate our feed business. We are required to comply with applicable hygiene and food safety standards in relation to our feed production processes. Our premises and transportation vehicles are subject to regular inspections by the regulatory authorities for compliance with applicable regulations. Failure to pass these inspections, or the loss of or failure to renew our licenses and permits, could require us to temporarily or permanently suspend some or all of our feed production or distribution operations, which could disrupt our operations and adversely affect our revenues and profitability.

We face significant competition in the sales of our agricultural feed products.

Competition in the agricultural feed industry, especially with companies with greater resources, may make us unable to compete successfully in these industries, which could adversely affect our business.

In general, the competitive factors in the agricultural feed industry in the PRC include:

•	price;

•	product quality;

•	brand identification;

•	breadth of product line; and

•	customer service.

To the extent that our products and services do not exhibit these qualities, our ability to compete will be hindered.

Concerns with the safety and quality of agricultural feed products could cause customers to avoid our products.

We could be adversely affected if our customers and the ultimate consumers of our feed products lose confidence in the safety and quality of various feed products. Adverse publicity about these types of concerns, such as the recent publicity concerning the substance melamine, whether or not valid, may discourage our customers from buying our products or cause production and delivery disruptions. Any negative change in customer perceptions about the safety and quality of our feed products could adversely affect our business and financial condition.

If our feed products become adulterated or misbranded, we would need to recall those items and may experience product liability claims if consumers are injured as a result.

Animal feed products occasionally contain contaminants due to inherent defects in those products or improper storage or handling. Under adverse circumstances, animal feed manufacturers may need to recall some of their products if they become adulterated or misbranded and may also be liable if the consumption of any of their products causes injury.

While we have never been required to recall any of our feed products and we maintain insurance that we believe is adequate to cover this type of loss, a widespread product recall could result in changes to one or more of our business processes, product shortages, a loss of customer confidence in our food or other adverse effects on our business.

If we are required to defend against a product liability claim, whether or not we are found liable under the claim, we could incur substantial costs, our reputation could suffer and our customers might substantially reduce their existing or future orders from us.

We may not be able to adequately protect and maintain our intellectual property, trademark, and brand names.

Our success will depend on our ability to continue to develop and market fodder and blended feed products. We currently have not applied for patents for our products or formulas as our management believes an application for such patents would result in public knowledge of our proprietary technology and formulas. As we do not have patent protection for this technology or formulae, we may not be able to protect our rights to this intellectual property, if our competitors discover or illegally obtain this technology or formulae. Our inability to protect our rights to this intellectual property may adversely affect our ability to prevent competitors from using our products and developments.

Some of our significant customer and supplier contracts are short-term.

Some of our feed customers and suppliers operate through purchase orders or short-term contracts. Though we have long-term business relationships with many of our feed customers and suppliers and alternative sources of supply for key items, we cannot be sure that any of these customers or suppliers will continue to do business with us on the same basis. Additionally, although we try to renew these contracts as they expire, there can be no assurance that these customers or suppliers will renew these contracts on terms that are favorable to us, if at all. The termination of or modification to any number of these contracts may adversely affect our business and prospects, including our financial performance and results of operations.

Risks Related to the Conduct of Our Hog Farming Business

Our limited operating history in hog farming makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history in the hog farming business. While we are a leader in the feed product industry, the current management team does not have the same depth of experience in the hog farming business. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the market for breeding and selling hogs in the PRC. Some of these risks and uncertainties relate to our ability to:

•	attract additional customers and increase spending per customer;

•	increase awareness of our brand and continue to develop customer loyalty in the hog farming line of business;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Health risks to hogs and quality concerns could adversely affect production and our business.

We take precautions to ensure that our hogs are healthy. Nevertheless, we are subject to risks relating to our ability to maintain animal health and control diseases. Disease can reduce the number of offspring produced, hamper the growth of the hogs to finished size and require in some cases the destruction of infected hogs, all of which could adversely affect our ability sell our hogs. Adverse publicity concerning any disease or heath concern could also cause customers to lose confidence in the safety and quality of our hogs. For example, Porcine Reproductive and Respiratory Syndrome (commonly referred to as “blue ear disease” or “PRRS”), could result in significant loss in production of hogs. The PRC lost over 10 million pigs to PRRS in 2006 and 2007. Additionally, since our hogs will be fed almost exclusively with our feed products, safety and quality concerns over our feed products will also adversely affect the sales of our hogs.

We may not be able to maintain the necessary hog farming licenses.

The PRC requires hog farmers to obtain a license to own and operate breeder hog farms. We need to maintain the license we have to operate our current hog farm and, if we pursue acquisitions of other hog farms, we will need to obtain additional licenses to operate those farms. We have not yet applied for, nor have we obtained, all the licenses or permits required to expand our hog farming and sales business throughout the PRC. Our future success in the hog farming industry depends on our ability to acquire such licenses and permits to expand our business.

Our hog farming business could be adversely affected by fluctuations in pork commodity prices.

The price at which we sell our hogs is directly affected by the supply and demand for pork products and other proteins in the PRC, all of which are determined by the constantly changing market forces of supply and demand as well as other facts over which we have little or no control. A downward fluctuation in the demand for pork may adversely impact our quarterly and annual results of operations for the hog farming business.

Risks Related to Conducting Our Business in the PRC

We are subject to international economic and political risks over which we have little or no control and may be unable to alter our business practice in time to avoid the possibility of reduced revenues.

All of our business is conducted in the PRC. Doing business outside the United States, and particularly in the PRC, subjects us to various risks and uncertainties, including changing economic and political conditions, major work stoppages, exchange rate controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter our business practice in time to avoid the possibility of reduced revenues.

The PRC’s economic policies could affect our business.

Substantially all of our assets are located in the PRC and substantially all of our revenue is derived from our operations in the PRC. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the PRC.

While the PRC’s economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the PRC, but they may also have a negative effect on us. For example, operating results and financial conditions may be adversely affected by the government control over capital investments or changes in tax regulations. The economy of the PRC has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises. However, a substantial portion of productive assets in the PRC are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over the PRC’s economic growth through the allocation of resources, the control of payment of foreign currency-denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has not adopted a Western style of management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

As we have limited business insurance coverage in the PRC, any loss which we suffer may not be insured or may be insured only to a limited extent.

The insurance industry in the PRC is still in an early stage of development and insurance companies located in the PRC offer limited business insurance products. In the event of damage or loss to our properties, our insurance may not provide as much coverage as if we were insured by insurance companies in the United States.

We may face judicial corruption in the PRC.

Another obstacle to foreign investment in the PRC is corruption. There is no assurance that we will be able to obtain recourse in any legal disputes with suppliers, customers or other parties with whom we conduct business through the PRC’s poorly developed and sometimes corrupt judicial systems.

We may face obstacles from the communist system in the PRC.

Foreign companies conducting operations in the PRC face significant political, economic and legal risks. The Communist regime in the PRC, including its cumbersome bureaucracy, may hinder Western investment.

If relations between the United States and the PRC worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and the PRC have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and the PRC, whether or not directly related to our business, could reduce the price of our common stock.

The government of the PRC could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our and your investment.

Our business is subject to significant political and economic uncertainties and may be affected by political, economic and social developments in the PRC. Over the past several years, the government of the PRC has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The government of the PRC may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, or devaluations of currency could cause a decline in the price of our common stock, should a market for our common stock ever develop. Nationalization or expropriation could even result in the total loss of your investment.

The nature and application of many laws of the PRC create an uncertain environment for business operations and they could have a negative effect on us.

The legal system in the PRC is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could cause a decline in the price of our common stock. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

Although we do not import goods into or export goods out of the PRC, fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by our operating subsidiaries are denominated in the PRC’s Renminbi. The value of the Renminbi fluctuates and is subject to changes in the PRC’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activates, we may not be able to do so effectively. Future movements in the exchange rate of the Renminbi could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

The admission of the PRC into the World Trade Organization could lead to increased foreign competition for us.

Domestic competition in the animal feed industry is largely fragmented and foreign competition is minimal. However, as a result of the PRC becoming a member of the World Trade Organization (“WTO”), import restrictions on agricultural products are expected to be reduced. With the lowering of import restrictions and the WTO’s requirement for a reduction of import tariffs as a condition of membership, such reduced import restrictions and tariffs may result in an increase of foreign products and could in turn lead to increased competition in the domestic agricultural market.

Risks Related to our Securities

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in the PRC.

As our executive officers and several of our directors, including the Chairman of our Board of Directors, are Chinese citizens, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by a stockholder or group of stockholders in the United States. Also, because our operating subsidiaries and assets are located in the PRC, it may be extremely difficult or impossible for you to access those assets to enforce judgments rendered against us or our directors or executive officers by United States courts. In addition, the courts in the PRC may not permit the enforcement of judgments arising out of United States federal and state corporate, securities or similar laws. Accordingly, United States investors may not be able to enforce judgments against us for violation of United States securities laws.

Our common stock price is subject to significant volatility, which could result in substantial losses for investors.

During the eight month period ended August 28, 2007, the high and low bid prices of our common stock on the Over-The-Counter Bulletin Board (“OTCBB”) were $8.25 per share and $1.85 per share, respectively.  From the commencement of trading on the Nasdaq Stock Market on August 29, 2007 until December 26, 2007 the high and low sales prices of our common stock were $16.36 and $7.11.  Prices for our shares are determined in the marketplace and may accordingly be influenced by many factors, including, but not limited to:

•	the depth and liquidity of the market for the shares;

•	quarter-to-quarter variations in our operating results;

•	announcements about our performance as well as the announcements of our competitors about the performance of their businesses;

•	investors’ evaluations of our future prospects and the food industry generally;

•	changes in earnings estimates by, or failure to meet the expectations of, securities analysts;

•	our dividend policy; and

•	general economic and market conditions.

In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. These market fluctuations could adversely affect the trading price of our shares.

The price at which investors purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. Investors may be unable to sell their shares of common stock at or above their purchase price, which may result in substantial losses.

Shares of our common stock lack a significant trading market.

On August 29, 2007, shares of our common stock began trading on the Nasdaq Capital Market. On October 12, 2007, shares of our common stock began trading on the Nasdaq Global Market. Since August 29, 2007 through December 26, 2007 our average daily trading volume has been less than 67,000 shares per day. As with most initial listings on this exchange, it will take time for a significant active trading market in our common stock to develop. There can be no assurance that a significant active trading market in our common stock will develop, or if such a market develops, that it will be sustained.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential shareholders could lose confidence in our financial reports, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting beginning with our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007. For our Annual Reports filed on Form 10-KSB for the fiscal years ended December 31, 2008, and each fiscal year end thereafter, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we have our independent registered public accounting firm annually attest to our evaluation of internal controls over financial reporting. We plan to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. The process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention, especially given that we have only recently undertaken any efforts to comply with the requirements of Section 404. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on the Nasdaq Global Market or other Nasdaq or national securities exchanges, and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

Future sales of shares of our common stock by our stockholders could cause our stock price to decline.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. As of December 26, 2007, we had outstanding 27,026,756 shares of common stock. As a result of this offering, an aggregate of 3,026,753 of these shares and an additional 611,787 shares issuable upon the exercise of warrants will become eligible for resale into the public market. Sales of shares of our common stock in the public market covered under an effective registration statement, or the perception that those sales may occur, could cause the trading price of our common stock to decrease or to be lower than it might be in the absence of those sales or perceptions.

We may issue additional shares of our capital stock or debt securities to raise capital or complete acquisitions, which would reduce the equity interest of our stockholders.

Our certificate of incorporation authorizes the issuance of up to 75,000,000 shares of common stock, par value $0.001 per share. As of December 26, 2007, 27,026,756 of these shares of common stock were issued and outstanding, 611,787 shares were reserved for issuance upon exercise of 611,787 issued and outstanding warrants and 20,000 shares were reserved for issuance upon exercise of 20,000 issued and outstanding stock options. There are approximately 47,325,000 authorized and unissued shares of our common stock which have not been reserved and accordingly, are available for future issuance. Although we have not entered into any agreements as of the date of this offering to issue our unreserved shares of common stock, we may issue a substantial number of additional shares of our common stock to complete a business combination or to raise capital. The issuance of additional shares of our common stock:

•	may significantly reduce the equity interest of investors in this offering; and

•	may adversely affect prevailing market prices for our common stock.

The elimination of monetary liability against our directors, officers and employees under Nevada law and the existence of indemnification rights to our directors, officers and employees may cause us to incur substantial expenditures and may discourage lawsuits against our directors, officers and employees.

Our articles of incorporation contain specific provisions that eliminate the liability of our directors for monetary damages to our company and shareholders, to the extent provided by Nevada law. We may also have or may create contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and shareholders.

Our management owns a significant amount of our common stock, giving them influence or control in corporate transactions and other matters, and their interests could differ from those of other stockholders.

Our principal executive officers and directors own approximately 29% of our outstanding common stock. As a result, they are in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of any amendment to our articles of incorporation or bylaws, and the approval of significant corporate transactions. Their control may delay or prevent a change of control on terms favorable to our other stockholders and may adversely affect your voting and other stockholders rights.

Our articles of incorporation, our bylaws and provisions of Nevada law could make it more difficult for a third party to acquire us, even if doing so could be in our stockholders’ best interest.

Provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be in the best interest of our stockholders. It could be difficult for a potential bidder to acquire us because our articles of incorporation and bylaws contain provisions that may discourage takeover attempts. These provisions may limit stockholders’ ability to approve a transaction that stockholders may think is in their best interests. These provisions include a requirement that certain procedures must be followed before matters can be proposed for consideration at meetings of our stockholders.

Provisions of Nevada’s business combinations statute also restrict certain business combinations with interested stockholders. We have elected not to be governed by these provisions in our amended and restated articles of incorporation. However, this election may not be effective unless we meet certain conditions under the Nevada statute.

Capital outflow policies in the PRC may hamper our ability to declare and pay dividends to our shareholders.

The PRC has adopted currency and capital transfer regulations. These regulations may require us to comply with complex regulations for the movement of capital. Although our management believes that we will be in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change, we may not be able to pay dividends to our shareholders outside of the PRC. In addition, under current Chinese law, we must retain a reserve equal to 10 percent of net income after taxes, not to exceed 50 percent of registered capital. Accordingly, this reserve will not be available to be distributed as dividends to our shareholders. We presently do not intend to pay dividends in the foreseeable future. Our management intends to follow a policy of retaining all of our earnings to finance the development and execution of our strategy and the expansion of our business.

USE OF PROCEEDS

Any net proceeds from any sale of shares of our common stock covered by this prospectus will be received by the Selling Stockholders. We will not receive any proceeds from the sale of shares by the Selling Stockholders. However, 611,787 of these shares will only be issued upon exercise of warrants. If all of these warrants are exercised and their holders do not elect to use cashless exercise provisions of these warrants, then we will receive gross proceeds of $3,207,435. For those holders who elect to exercise their warrants using the cashless exercise provisions, we will receive less cash than the exercise price but issue a lower number of shares of common stock upon exercise than we would if they did not elect to use cashless exercise provisions. The amount of cash received and shares issued upon a cashless exercise will vary based on the market price of our common stock on the exercise date of each warrant exercised using cashless exercise provisions. We will use these proceeds for general corporate and working capital purposes.

SELLING STOCKHOLDERS

Of the 3,638,540 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column “Number of Shares to be Sold in the Offering” on the table set forth below, 2,276,753 shares were issued and 364,287 are issuable upon exercise of warrants that were issued in connection with our private placement offering that had a final closing in April 2007, in which we sold units at $3.00 per share to 37 accredited investors, with each unit consisting of one share of common stock and warrants to purchase 8% of one share of common stock at an exercise price of $5.00 per share. Two selected dealers, Legend Securities, Inc. and Maxim Group LLC, and one finder, Four Tong Investments, Ltd. each received warrants to purchase shares of common stock at $5.00 per share. Maxim Group LLC is a broker-dealer that received its securities as compensation for investment banking services. In addition, 750,000 shares were issued and 187,500 are issuable upon exercise of warrants that were issued in our private placement offering that closed in June 2007, in which we sold units at $4.00 per share to one accredited investor, with each unit consisting of one share of common stock and warrants to purchase 25% of one share of common stock at an exercise price of $5.60 per share. One finder, Four Tong Investments, Ltd. received warrants to purchase 60,000 shares of common stock at an exercise price of $5.60 per share. All of these shares of our common stock are included in this prospectus pursuant to registration rights we granted in these private placement offerings.

The following table presents information as of October 16, 2007 and sets forth the number of shares beneficially owned by each of the Selling Stockholders as of the date of this prospectus. We are not able to estimate the amount of shares that will be held by each Selling Stockholder after the completion of this offering because: (1) the Selling Stockholders may sell less than all of the shares registered under this prospectus; (2) the Selling Stockholders may exercise less than all of their warrants; and (3) to our knowledge, the Selling Stockholders currently have no agreements, arrangements or understandings with respect to the sale of any of their shares. The following table assumes that all of the currently outstanding warrants will be exercised into common stock and all of the shares being registered pursuant to this prospectus will be sold. The Selling Stockholders are not making any representation that any shares covered by this prospectus will be offered for sale. Except as otherwise indicated, based on information provided to us by each Selling Stockholder, each Selling Stockholder listed below has sole voting and investment power with respect to their shares of common stock.

Name of Selling Stockholder	Total Shares Owned and Issuable Upon Exercise of Warrants Before the Offering		Number of Shares to be Sold in the Offering		Number of Shares Owned After the Offering**	Percent of Shares of Common Stock Owned After the Offering

Strong Growth Capital Ltd.	1,080,000	(1)	1,080,000	(1)	-	-
Finchley Intl. Investments Ltd.	1,110,000	(2)	540,000	(2)	570,000	2.11%
Bi Jun Cheng	10,800	(3)	10,800	(3)	-	-
Chao Liang Feng	23,696	(4)	23,696	(4)	-	-
Chen Li Fang & Zhou Pei Ping	13,660	(5)	13,660	(5)	-	-
Chen Li Ren & Yang Jing	18,001	(6)	18,001	(6)	-	-
Chen Mei Rong	10,811	(7)	10,811	(7)	-	-
Du Yan & Cao Xue Lei	75,600	(8)	75,600	(8)	-	-
Fan Min	11,232	(9)	11,232	(9)	-	-
He Yue Ping	10,800	(10)	10,800	(10)	-	-
Hui Qi Wu	10,800	(11)	10,800	(11)	-	-
Jia Hua Wang	37,757	(12)	37,757	(12)	-	-
Jin Cheng Yue	10,800	(13)	10,800	(13)	-	-
Ju Zhi Fang	8,640	(14)	8,640	(14)	-	-
Jun Wei Wang	32,558	(15)	32,558	(15)	-	-
Li Jun Zheng	50,884	(16)	50,884	(16)	-	-
Lin Yan	11,880	(17)	11,880	(17)	-	-
Lu Ai Zhen	8,640	(18)	8,640	(18)	-	-
Wang Ling Ming	24,472	(19)	24,472	(19)	-	-
Wang Mei Lan	42,872	(20)	42,872	(20)	-	-
Wu Qin Chuan	19,116	(21)	19,116	(21)	-	-
Xiang Wen Yuan	10,003	(22)	10,003	(22)	-	-
Xin Guo Qiang	162,329	(23)	162,329	(23)	-	-
Xin Ya Zhang	8,640	(24)	8,640	(24)	-	-
Xu Lin	8,640	(25)	8,640	(25)	-	-
Yang Wei Ming	10,800	(26)	10,800	(26)	-	-
Yu Hong Lin	10,628	(27)	10,628	(27)	-	-
Zang Ping Li	8,640	(28)	8,640	(28)	-	-
Zhe Jing	11,240	(29)	11,240	(29)	-	-
Zi Chen Wang	19,440	(30)	19,440	(30)	-	-
Anthony G. Polak	34,560	(31)	34,560	(31)	-	-
Funcorp Associates, Ltd.	8,640	(32)	8,640	(32)	-	-
Geri Investments NV	17,280	(33)	17,280	(33)	-	-
La Legetax Private Foundation	17,280	(34)	17,280	(34)	-	-
Ronald M. Lazar	8,640	(35)	8,640	(35)	-	-
Domaco Venture	17,280	(36)	17,280	(36)	-	-
RL Capital Partners L.P.	51,840	(37)	51,840	(37)	-	-
Apollo Asia Opportunity Master Fund, L.P.	937,500	(38)	937,500	(38)	-	-
Four Tong Investments Ltd.	180,000	(39)	180,000	(39)	-	-
Legend Securities, Inc.	12,621	*(40)	12,621	*(40)	-	-
Yang Yang	38,000	(41)	38,000	(41)	-	-
Maxim Group LLC	11,520	(42)	11,520	(42)	-	-

Total	4,208,540	(43)	3,638,540	(43)	570,000	2.11%

**	Assumes that all securities registered will be sold.

(1)	Includes 80,000 shares of common stock issuable upon the exercise of 80,000 warrants. Lee Ming has sole voting and investment power with respect to these shares of common stock.

(2)	Includes 40,000 shares of common stock issuable upon the exercise of 40,000 warrants. Andrew Chan has sole voting and investment power with respect to these shares of common stock.

(3)	Includes 800 shares of common stock issuable upon the exercise of 800 warrants.

(4)
Includes 1,756 shares of common stock issuable upon the exercise of 1,755.20 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(5)
Includes 1,012 shares of common stock issuable upon the exercise of 1,011.84 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(6)
Includes 1,334 shares of common stock issuable upon the exercise of 1,333.36 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(7)
Includes 801 shares of common stock issuable upon the exercise of 800.80 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(8)	Includes 5,600 shares of common stock issuable upon the exercise of 5,600 warrants.

(9)	Includes 832 shares of common stock issuable upon the exercise of 832 warrants.

(10)	Includes 800 shares of common stock issuable upon the exercise of 800 warrants.

(11)	Includes 800 shares of common stock issuable upon the exercise of 800 warrants.

(12)
Includes 2,797 shares of common stock issuable upon the exercise of 2,796.8 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(13)	Includes 800 shares of common stock issuable upon the exercise of 800 warrants.

(14)	Includes 640 shares of common stock issuable upon the exercise of 640 warrants.

(15)
Includes 2,412 shares of common stock issuable upon the exercise of 2,411.68 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(16)
Includes 3,770 shares of common stock issuable upon the exercise of 3,769.12 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(17)	Includes 880 shares of common stock issuable upon the exercise of 880 warrants.

(18)	Includes 640 shares of common stock issuable upon the exercise of 640 warrants.

(19)
Includes 1,813 shares of common stock issuable upon the exercise of 1,812.72 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(20)
Includes 3,176 shares of common stock issuable upon the exercise of 3,175.68 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(21)	Includes 1,416 shares of common stock issuable upon the exercise of 1,416 warrants.

(22)
Includes 741 shares of common stock issuable upon the exercise of 740.96 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(23)
Includes 12,025 shares of common stock issuable upon the exercise of 12,024.32 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(24)	Includes 640 shares of common stock issuable upon the exercise of 640 warrants.

(25)	Includes 640 shares of common stock issuable upon the exercise of 640 warrants.

(26)	Includes 800 shares of common stock issuable upon the exercise of 800 warrants.

(27)
Includes 788 shares of common stock issuable upon the exercise of 787.20 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(28)	Includes 640 shares of common stock issuable upon the exercise of 640 warrants.

(29)
Includes 833 shares of common stock issuable upon the exercise of 832.56 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share.

(30)	Includes 1,440 shares of common stock issuable upon the exercise of 1,440 warrants.

(31)
Includes 2,560 shares of common stock issuable upon the exercise of 2,560 warrants. Anthony G. Polak is affiliated with a registered broker-dealer. Mr. Polak purchased his shares in the ordinary course of business.

(32)
Includes 640 shares of common stock issuable upon the exercise of 640 warrants. Herman J. Behr (Managing Director), Gisele M. Sjak Shie (Managing Director), Raoul A. Behr (Managing Director), Randolph K. Arends (Attorney-in-fact A), Reginald D. Schotborgh (Attorney-in-fact A), Godefridus H.J. Konings (Attorney-in-fact B), Gustaaf J. Barhorst (Attorney-in-fact B), and Remir F. Sinlae (Attorney-in-fact B) have joint voting and investment power with respect to these shares of common stock under the following two restrictions: Any Managing Director or any Attorney-in-fact A can act jointly with any other Managing Director, Attorney-in-fact A or Attorney-in-fact B. Any Attorney-in-fact B must act jointly with any Managing Director or any Attorney-in-fact A, but may not act jointly with any other Attorney-in-fact B.

(33)	Includes 1,280 shares of common stock issuable upon the exercise of 1,280 warrants. Marinus Dekker has sole voting and investment power with respect to these shares of common stock.

(34)
Includes 1,280 shares of common stock issuable upon the exercise of 1,280 warrants. Herman J. Behr (Managing Director), Gisele M. Sjak Shie (Managing Director), Raoul A. Behr (Managing Director), Randolph K. Arends (Attorney-in-fact A), Reginald D. Schotborgh (Attorney-in-fact A), Godefridus H.J. Konings (Attorney-in-fact B), Gustaaf J. Barhorst (Attorney-in-fact B), and Remir F. Sinlae (Attorney-in-fact B) have joint voting and investment power with respect to these shares of common stock under the following two restrictions: Any Managing Director or any Attorney-in-fact A can act jointly with any other Managing Director, Attorney-in-fact A or Attorney-in-fact B. Any Attorney-in-fact B must act jointly with any Managing Director or any Attorney-in-fact A, but may not act jointly with any other Attorney-in-fact B.

(35)
Includes 640 shares of common stock issuable upon the exercise of 640 warrants. Ronald M. Lazar is affiliated with a registered broker-dealer. Mr. Lazar purchased his shares in the ordinary course of business.

(36)	Includes 1,280 shares of common stock issuable upon the exercise of 1,280 warrants. Jack Polak has sole voting and investment power with respect to these shares of common stock.

(37)	Includes 3,840 shares of common stock issuable upon the exercise of 3,840 warrants. Ronald Lazar and Tony Polak have joint voting and investment power with respect to these shares of common stock.

(38)	Includes 187,500 shares of common stock issuable upon exercise of 187,500 warrants. James Zelter has sole voting and investment power with respect to these shares of common stock.

(39)	Includes 180,000 shares of common stock issuable upon the exercise of 180,000 warrants. Wei Li has sole voting and investment power with respect to these shares of common stock.

(40)
Includes 12,621 shares of common stock issuable upon the exercise of 12,620.24 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants to the nearest whole share. Salvatore C. Caruso and Anthony Fusco have joint voting and investment power with respect to these shares of common stock. Legend Securities, Inc. is a broker-dealer that received its warrants as compensation for investment banking services.

(41)
Includes 38,000 shares of common stock issuable upon the exercise of 38,000 warrants. Yang Yang is affiliated with a registered broker-dealer. Ms. Yang purchased her shares in the ordinary course of business.

(42)
Includes 11,520 shares of common stock issuable upon the exercise of 11,520 warrants. Michael Rabinowitz has sole voting and investment power with respect to these shares of common stock. Maxim Group LLC is a broker-dealer that received its warrants as compensation for investment banking services.

(43)
Includes 611,787 shares of common stock issuable upon the exercise of 611,780.48 warrants. Pursuant to Section 4 of the Stock Purchase Warrant, we will round up the number of shares issued upon exercise of the warrants in any case where the stock purchase warrant calls for the issuance of a fractional share of our common stock.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•
to cover short sales and other hedging transactions made after the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission (“SEC”);

•	Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the investor of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgees, transferees or other successors in interest as Selling Stockholders under this prospectus.

Upon our being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a Selling Stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the Selling Stockholders and/or the purchasers of the securities.

Maxim Group LLC is a registered broker-dealer and NASD member firm and listed as a selling shareholder in this prospectus. Maxim Group LLC served as a finder in our private placement offering completed on April 29, 2007, and received cash fees of $34,560 and warrants to purchase an aggregate of 11,520 shares of our Common Stock with an exercise price of $5.00 per share. The registration statement of which this prospectus forms a part includes the shares underlying the warrants held by Maxim Group LLC.

Legend Securities, Inc. is a registered broker-dealer and NASD member firm and listed as a selling shareholder in this prospectus. Legend Securities, Inc. served as a selected dealer in our private placement offering completed on April 29, 2007, and received cash fees of $151,861 and warrants to purchase an aggregate of 50,621 shares of our Common Stock with an exercise price of $5.00 per share. Legend Securities, Inc. transferred warrants to purchase 38,000 shares of our Common Stock to Yang Yang, an associated person of Legend Securities, Inc. who is licensed and registered to effect securities transactions through Legend Securities, Inc. as compensation for her participation in this private placement offering. The registration statement of which this prospectus forms a part includes the shares underlying the warrants held by Legend Securities, Inc. and Yang Yang.

The warrants held by Maxim Group LLC, Legend Securities, Inc. and Yang Yang expire on April 28, 2010. The 11,520 shares of Common Stock issuable upon conversion of the warrants received by Maxim Group LLC and the aggregate 50,621 shares of Common Stock issuable upon conversion of the warrants received by Legend Securities, Inc. and Yang Yang are restricted from sale, transfer, assignment, pledge or hypothecation or from being the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part, except transfers of the warrants to officers or partners of Maxim Group LLC or Legend Securities, Inc. as allowed under NASD Rule 2710 (g)(1) and (2).

Maxim Group LLC and Legend Securities, Inc. have each indicated to us their willingness to act as selling agent on behalf of certain of the selling shareholders named in the prospectus under the section titled “Selling Security Holders” that purchased our privately placed securities. All shares sold, if any, on behalf of selling shareholders by Maxim Group LLC or Legend Securities, Inc. would be in transactions executed by Maxim Group LLC or Legend Securities, Inc. on an agency basis and commissions charged to their customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. Neither Maxim Group LLC nor Legend Securities, Inc. has an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through Maxim Group LLC or Legend Securities, Inc. Further, other than any existing brokerage relationship as customers with Maxim Group LLC or Legend Securities, Inc. no selling shareholder has any pre-arranged agreement, written or otherwise, with Maxim Group LLC or Legend Securities, Inc. to sell their securities through Maxim Group LLC or Legend Securities, Inc.

NASD Rule 2710 requires NASD members firms (unless an exemption applies) to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of selling shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this prospectus through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:

•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the selling shareholders' shares are and will be held, including location of the particular accounts;

•
whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•
in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

No NASD member firm may receive compensation in excess of that allowable under NASD rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

Each Selling Stockholder that is affiliated with a registered broker-dealer has confirmed to us that, at the time it acquired the securities subject to the registration statement of which this prospectus is a part, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities. We have advised each Selling Stockholder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of our common stock made prior to the date on which such registration statement was declared effective by the SEC.

We are required to pay certain fees and expenses incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect and (ii) such time as all of the shares have been publicly sold.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities and provisions of our articles of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate and bylaws, copies of which have been incorporated by reference as exhibits to the registration statement, of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits. The following discussion is qualified in its entirety by reference to such exhibits.

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001. As of December 26, 2007, 27,026,756 shares of common stock were deemed outstanding and held of record by 110 stockholders not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

Under the articles of incorporation and bylaws, holders of common stock do not have cumulative voting rights. Holders of common stock, on the basis of one vote per share, have the right to vote for the election of the members of the board of directors and the right to vote on all other matters, except those matters on which a separate class of stockholders vote by class to the exclusion of the shares of common stock. Holders of common stock do not have any preemptive, subscription or conversion rights.

Holders of common stock are entitled to receive dividends declared by the board of directors out of legally available funds. Since our inception, we have not declared or paid any cash dividends on our common stock. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying cash dividends in the foreseeable future. In the event of our liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of outstanding shares of preferred stock, if any.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, UT 84117. Our transfer agent’s telephone number is (801) 272-9294.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

During September and October, 2006, Leader Industrial Development, Corp. (“Leader Industrial”), a company controlled by Mr. Sheng Zhou, provided $300,000 to Nanchang Best to pay legal and accounting fees and other costs related to our share exchange transactions that occurred in October 2006. In exchange for this financing, 1,756,800 shares of Nanchang Best’s common stock were issued to Leader Industrial Development, Corp. These shares were converted into 4,193,355 shares of our common stock (post split) in the share exchange transaction. In April 2007, Leader Industrial transferred shares of our common stock to Good Energy Enterprise Ltd. The principal owner of Good Energy Enterprise Ltd. is Mr. Chang Jiansheng, the brother-in-law of Mr. Sheng Zhou. Mr. Sheng Zhou is the brother of our corporate secretary and treasurer, Mr. Feng Zhou.

In December 2006, Sunrise Capital International loaned us approximately $1,146,667 for use in our purchase of Guangxi Huijie. This loan accrued interest at a rate of 7% per annum. Mr. Sheng Zhou is a director of Sunrise Capital International, which is owned by his sister-in-law, Ms. Chun Mei Chang. We repaid this loan in full in March 2007.

During the years ended December 31, 2006 and 2005 and the three months ended March 31, 2007, we had sales to related parties aggregating approximately $170,000, $82,000 and $77,054, respectively. These sales were of raw materials and finished feed goods for resale. Mr. Junhong Xiong, our chief executive officer, owns a majority interest in the five companies we sold products to during 2006 and 2007. As of March 31, 2007, these other entities had a balance due to us in the amount of $93,187 for products that we sold to them. The following chart provides the amount due from each entity and the percentage ownership of Mr. Xiong in each entity.

Name of Business Entity	Amount due to AgFeed	Percentage ownership of Mr. Xiong
Beijing Best Animal Husbandry Co., Ltd.	$21,728	51%
Nanchang Tiandiren Tech. Development Co., Ltd.	37	73%
Xiamen Best Animal Husbandry Co., Ltd	5,338	52%
Guangzhou Best Animal Husbandry Co., Ltd.	20,670	78.5%
Jiujiang Best Hog Farm	45,414	87%
Total Amount Due	$93,187

During the second quarter of 2007, Mr. Junhong Xiong sold all of his ownership interest in the above companies to unaffiliated companies that supply products to us. Subsequent to these sale transactions, we have not had sales to related parties.

During the years ended December 31, 2006 and 2005 and the three months ended March 31, 2007, we made purchases of raw materials and finished feed goods for resale from Nanchang Tiandiren Tech. Development Co., Ltd. aggregating approximately $700, $1,800 and $9,284, respectively.

Prior to consummation of the share exchange transactions in October 2006, three managers of Guangxi Huijie provided personal funds from time to time to fund its business in the aggregate amount of approximately $755,000. Advances to and from related parties and shareholders were non-interest bearing and were payable or receivable on demand. At December 31, 2006, there were advances from related parties and shareholders of approximately $738,000. By the end of March 2007, these amounts were all repaid to these individuals. We no longer accept advances from our executive officers, directors or other related parties.

At December 31, 2006, there were advances to related parties of approximately $924,517. These advances were all made by Nanchang Best and Shanghai Best prior to October 31, 2006, the closing date of our share exchange transactions. Mr. Junhong Xiong owns a majority interest in the five companies we have advanced funds to during 2006.

Name of Business Entity	Amount due to AgFeed at December 31, 2006	Percentage ownership of Mr. Xiong
Beijing Best Animal Husbandry Co., Ltd.	$39,752	51%
Nanchang Tiandiren Tech. Development Co., Ltd.	107,629	73%
Jiangxi Best Animal Anti-Disease Co., Ltd	37,251	52%
Guangzhou Best Animal Husbandry Co., Ltd.	68,687	78.5%
Jiujiang Best Hog Farm	671,198	87%
Total Amount Due	$924,517

By the end of March 2007, these amounts were all repaid to us. We no longer make loans or advances to executive officers, directors or other related parties.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Unless otherwise provided in the Articles of Incorporation, the corporation shall indemnify any individual made a party to a proceeding because he or she is or was an officer, director, employee or agent of the corporation against liability incurred in the proceeding, all pursuant to and consistent with the provisions of Section 78.751 of the State of Nevada General Corporation Law, as amended from time to time.

The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, but only after receipt by the corporation of an undertaking by or on behalf of the officer or director on terms set by the Board of Directors, to repay the expenses advanced if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.

The indemnification permitted herein is intended to be to the fullest extent permissible under the laws of the State of Nevada, and any amendments thereto.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may permit for directors, executive officers or persons controlling us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the shares of our common stock offered by the Selling Stockholders will be passed upon by the law firm of Hale, Lane, Peek, Dennison and Howard, P.C., Reno, Nevada.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2005, and December 31, 2006, have been included herein and in the Registration Statement in reliance upon the reports of Goldman Parks Kurland Mohidin, LLP, independent registered public accountants, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we fill with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement:

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed on March 13, 2007, and as amended on Form 10-KSB/A filed on December 4, 2007;

•	Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007, filed on May 14, 2007, and as amended on Form 10-QSB/A filed on December 3, 2007;

•	Our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2007, filed on August 14, 2007, and as amended on Form 10-QSB/A filed on December 3, 2007;

•	Our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007, filed on October 31, 2007;

•
Our Current Reports on Form 8-K filed February 1, 2007; March 1, 2007; March 14, 2007; April 10, 2007; May 3, 2007; May 17, 2007; August 16, 2007; August 24, 2007; August 28, 2007; October 29, 2007; November 9, 2007; and November 28, 2007; respectively; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on August 24, 2007.

You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

AgFeed Industries, Inc.
1095 Qing Lan Avenue
Economic and Technical Development Zone
Nan Chang City, Jiangxi Province
China, 330013
86-0791-2189878

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement we have filed with the SEC. We have not included in this prospectus all of the information contained in the Registration Statement and you should refer to our registration statement and its exhibits for further information.

We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

AGFEED INDUSTRIES, INC.

3,638,540 SHARES OF COMMON STOCK

PROSPECTUS

January 11, 2008